

06018659

RECEIVED

2006 NOV 22 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE


MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

November 20, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated November 20, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED

NOV 24 2006

THOMSON
FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17414211

File No.: 82-4406

RECEIVED

2006 NOV 22 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Phone:	+49 2173 48 1866	Alfred-Nobel-Strasse 10
Fax:	+49-2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	November 20, 2006	

Executive Board and Supervisory Board recommend SCHWARZ PHARMA Shareholders Acceptance of Offer by UCB

The Executive Board and the Supervisory Board of SCHWARZ PHARMA AG today announced in a joint opinion that, after having examined the offer document, they approve of the voluntary takeover offer of UCB S.A. and UCB GmbH published on November 10, 2006 and that they recommend acceptance of the offer to the shareholders of SCHWARZ PHARMA AG. UCB has offered to acquire all shares outstanding of SCHWARZ PHARMA AG for € 50 cash and an additional consideration of 0.8735 new common stock of UCB S.A.

November 20, 2006 - The Executive Board and Supervisory Board are of the opinion that the offer is in the interests of SCHWARZ PHARMA AG, its shareholders and its employees. The Executive Board and the Supervisory Board therefore support the offer and recommend acceptance of the offer to the SCHWARZ PHARMA shareholders. The Executive Board and the Supervisory Board have based their decision to support the offer and recommend acceptance of the offer to the shareholders, among other reasons, on their view that the value of the offered consideration includes an adequate premium relative to the share price of SCHWARZ PHARMA stock immediately prior to publication of the bidders' intention to issue a takeover offer and to the historical prices of SCHWARZ PHARMA stock.

The business combination of SCHWARZ PHARMA and the UCB Group is to create a global biopharmaceutical company focusing on growth in selected therapeutic segments. The combination is to allow the future company to better exploit both the potential of SCHWARZ PHARMA products based on the increased critical mass as well as the marketing strength contributed by UCB, especially in the field of neurology.

SCHWARZ PHARMA

SCHWARZ PHARMA and UCB have agreed upon principles for the integration of their operations as it affects their employees. According to those principles, all employees of the joint group will be treated fairly and informed in a timely, adequate and comprehensive manner. Monheim is to become the head office of the Primary Care business of the joint group under the name of SCHWARZ PHARMA. Monheim is also to be the headquarter for the joint operations of the SCHWARZ PHARMA group and the UCB group in Germany. Besides, the Monheim site is to be a major research and development center for the joint group.

The joint opinion of the Executive Board and the Supervisory Board of SCHWARZ PHARMA AG is available on the company's website www.schwarzpharma.com. A printout of the German or English version of the opinion may be requested without charge from SCHWARZ PHARMA AG, Corporate Communications, Alfred-Nobel-Str. 10, 40789 Monheim, e-mail stellungnahme@schwarzpharma.com.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.
Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329